NEWS RELEASE

Crosshair Reports Gold Recoveries of 96% at Golden Promise and
Receives Bulk Sample Permit

Dated: October 28th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce that the final results from the metallurgical test work have been received from the Golden Promise Project in central Newfoundland, Canada indicating excellent gold recoveries of 96%.  This test work was carried out to confirm the results from the previous phase of the project (refer to News Release dated June 2, 2010) as well as to further develop the flowsheet to recover gold.  The Golden Promise Project is a joint venture with Paragon Minerals Corporation (TSX.V: PGR) (“Paragon”).

Thirty-nine samples from twelve drill holes from the central and near-surface section of the Jaclyn Main Deposit at Golden Promise were submitted to SGS Mineral Services Vancouver, BC (“SGS”) for metallurgical testing including gravity separation, flotation and determination of the cyanide leaching characteristics.  Samples from the 2010 drill holes were composited to provide two samples (labelled A and B) of 17.0 kilograms (kg) and 13.9 kg with head grades which assayed 8.02 grams per tonne (g/t) and 8.00 gpt respectively.  The composite samples were crushed, then blended and split into individual charges for the various metallurgical tests. The results confirm that the gold in the vein can be effectively recovered using gravity separation in combination with leaching, or by direct leaching.

A gravity separation test conducted on composite A ground to P80 of 150 microns recovered 84% of the gold.  The recovery process was further enhanced when the gravity tail was leached.  Leaching recovered 76% of the gold in the gravity tail, which resulted in a total gold recovery of 96%. The leach kinetics were fast and the recovery was complete within 24 hours.

The gold can also be recovered by direct leaching of the whole rock resulting in 93% extraction of the gold.  When composite A was ground to P80 of 150 microns and leached, 93% of the gold was recovered and only 0.16 kg/t of sodium cyanide (NaCN) was consumed.  Composite B had the same gold recovery and was ground slightly more to P80 of 100 microns and consumed slightly more NaCN (0.25 kg/t).

“It is great to see that the gold at Golden Promise is readily extractable with such a low amount of cyanide” says Stewart Wallis, President and CEO of Crosshair.  “We can now move ahead with our bulk sample and outline the full potential of this project.”

Bulk Sample

Permits to carry out the planned surface bulk sampling program have been received from the Department of Natural Resource, Mineral Lands Division of the Government of Newfoundland and Labrador.  Stantec Consulting Ltd. (“Stantec”) have planned and designed the extraction of approximately 2,000 tonnes from the central portion of the Jaclyn Main Deposit.  Stantec has also hired all the contractors for the removal of the overburden, blasting of the vein, and removal and trucking of the ore to one of the nearby mills.  This program has commenced and is expected to be completed in 4 weeks.  The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit.

The 2010 exploration program is being funded by Crosshair as part of the 2009 Joint Venture Agreement.  Crosshair has a 60% interest in the Golden Promise Project with an option to acquire up to a 70% interest from Paragon.  For full acquisition details, please refer to News Release dated May 5th, 2009.

Crosshair’s exploration work on the Golden Promise Project is being supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI43-101.  Mr. Wallis has verified that the results presented above have been accurately summarized from the official reports provided to Crosshair.  Hoe Teh, P.Eng. is the Qualified Person supervising the metallurgical testwork.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

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